Exhibit 99.1

Vermilion Energy Inc. Announces the Assumption of Operatorship of the Corrib Project

CALGARY, Nov. 30, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce the completion of the sale of Shell Overseas Holdings Limited's ("Shell") 45% interest in the Corrib Natural Gas Project in Ireland ("Corrib") to Nephin Energy Holdings Limited (NEHL), a wholly owned subsidiary of Canada Pension Plan Investment Board (CPPIB), and the transfer of operatorship to Vermilion.  NEHL has acquired 100% of Shell E&P Ireland Limited ("SEPIL"), which holds 45% interest in Corrib (the "Acquisition").

Effective immediately, Vermilion has assumed contract operatorship of Corrib on behalf of the joint venture partners.  CPPIB plans to transfer SEPIL along with a 1.5% working interest to Vermilion.  This transfer has received all required government approvals and is expected to be completed in the coming weeks.  The estimated purchase price after interim period adjustments is approximately €6 million.

Following the transfer to Vermilion, ownership in Corrib will be as follows:

  Vermilion will hold a 20% operated interest
  NEHL will hold a 43.5% non-operated interest
  Equinor (formerly Statoil) continues to hold a 36.5% non-operated interest

Vermilion's incremental 1.5% ownership of Corrib represents approximately 700 boe/d at current production rates and approximately 1.8 million boe of 2P reserves(1) based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2017.  Based on a final purchase price of €6 million ($9.1 million at current exchange rates), the transaction metrics are estimated at approximately $13,000 per boe per day, $5.05 per boe of proved plus probable reserves(1) including future development capital (generating a 2P recycle ratio of 9.4 times based on projected 2018 netbacks(2)), and 0.7 times estimated 2018 operating cash flow(2) using the current forward commodity strip.  Vermilion expects the acquisition to be accretive for all pertinent per share metrics including production, fund flows from operations(2), reserves and net asset value.  In addition, Vermilion expects to receive approximately €13 million of net working capital with the transfer of SEPIL.

Following the assumption of operatorship of Corrib, Vermilion estimates that it will operate 89% of its global production base as compared to 81% prior to the transaction.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 8%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)     Estimated total proved and proved plus probable reserves attributable to the Assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2018 with an effective date of December 31, 2017, in accordance with National Instrument 51-101 – Standards of Disclosure For Oil and Gas Activities of the Canadian Securities Administrators, using the GLJ (2018-01) price forecast (the "GLJ Report")

(2)     This news release includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include netbacks and fund flows from operations.  "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions.  "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.  In addition, this news includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures, including after-tax fund flows recycle ratio and debt-adjusted cash flow.  These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers.  After-tax fund flows recycle ratio represents the after-tax netback per boe divided by FD&A costs in dollars per boe.  Management considers after-tax fund flows recycle ratio to be a useful measure of capital efficiency.  "Debt-adjusted cash flow" represents fund flows from operations prior to the impact of interest charges.  Management considers debt-adjusted cash flow to be a useful measure to compare transaction metrics on an unlevered basis.  For relevant operating netback related disclosures please refer to the reconciliation in management's discussion and analysis contained in Vermilion's 2017 Annual Report for the year ended December 31, 2017 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this news release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this news release may include, but are not limited to:

  the sources of existing production and future development drilling opportunities;
  the annual decline rate of the Assets;
  the number and classification of future development drilling opportunities;
  the composition of future production and reserves;
  the potential for additional potential development requiring further evaluation;
  the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
  the estimate of annualized 2018 fund flows from operations, and ratios to year-end 2018 debt;
  the anticipated acquisition metrics and benefits; and
  development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
   Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:26e 30-NOV-18